UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

    CYTOKINETICS, INCORPORATED

(Name of Issuer)

    COMMON STOCK, $0.001 par value

(Title of Class of Securities)

    23282W100

(CUSIP Number)

David J. Scott, Esq.

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(page 1 of 7 pages)

CUSIP No. 23282W100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Amgen Inc. I.R.S. Employer Identification No. 95-3540776
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,984,901
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,984,901
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.50%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 36,076,977 outstanding shares of Issuer common stock, $0.001 par value per share, comprised of 31,045,727 shares of Issuer common stock outstanding as of February 18, 2014, plus 5,031,250 shares of Issuer common stock offered and sold in the underwritten public offering described herein. See Item 5.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Amgen Inc., a Delaware corporation (“Amgen”), on June 18, 2013 (the “Initial Statement,” and as amended, this “Statement”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Cytokinetics, Incorporated, a Delaware corporation (the “Issuer”). This Amendment is being filed to reflect a decrease in the percentage of Issuer Common Stock beneficially owned by Amgen as a result of an underwritten public offering of shares of Issuer Common Stock that closed on February 25, 2014 and the corresponding increase in the outstanding number of shares of Issuer Common Stock following the offering, as further described in Item 5 below. This Amendment also updates certain information included in the Initial Statement.

Unless otherwise noted, all shares of Issuer Common Stock reported in this Amendment give effect to the one-for-six reverse stock split by the Issuer on June 24, 2013.

Items 2, 5 and 6 of the Initial Statement are hereby amended and restated as follows:

Item 2. Identity and Background.

(a)-(c), (f) The name of the corporation filing this Statement is Amgen. The address of Amgen’s principal business is One Amgen Center Drive, Thousand Oaks, California 91320. Amgen is a global biotechnology company that discovers, develops, manufactures and delivers human therapeutics. The name, citizenship, business address and present principal occupation of each executive officer and director of Amgen is listed on Schedule A attached hereto (Amgen, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

(d) As disclosed in Amgen’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Commission on February 27, 2013, Amgen pled guilty to a single misdemeanor count of misbranding Aranesp® in a way that was different from the dosages in the product’s label. The plea was entered on December 18, 2012 in the New York Eastern District Court and was accepted by the court on December 19, 2012. Except with respect to the foregoing, neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Amgen may be deemed to have the following:

(i) Sole power to vote or direct the vote: 1,984,901

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 1,984,901

(iv) Shared power to dispose or direct the disposition of: -0-

Such Common Stock constitutes 5.50% of the Issuer’s outstanding Common Stock.

On February 25, 2014, the Issuer announced the closing of an underwritten public offering of 5,031,250 shares of Issuer Common Stock, pursuant to the terms of an Underwriting Agreement dated February 20, 2014 between the Issuer and the other parties thereto (which Underwriting Agreement was filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on February 20, 2014) (the “Underwriting Agreement”). The percentage of the Issuer’s outstanding Common Stock reported herein is based on 36,076,977 outstanding shares of Issuer Common Stock, comprised of 31,045,727 shares of Issuer Common Stock outstanding as of February 18, 2014 as disclosed in the Underwriting Agreement, plus 5,031,250 shares of Issuer Common Stock offered and sold in the aforementioned underwritten public offering.

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) Neither Amgen, nor, to the knowledge of Amgen, any other Reporting Person, has effected any transactions with respect to the Issuer’s Common Stock within the last 60 days.

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by Amgen.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the terms of the Common Stock Purchase Agreement entered into between Amgen and the Issuer as of June 11, 2013 (the “2013 CSPA”), as disclosed in the Initial Statement, Amgen has agreed not to sell any of the Shares during a lock-up period in place from the purchase of the Shares until the earlier of (i) the second anniversary of the closing or (ii) the date on which the first Phase III clinical trial for omecamtiv mecarbil is initiated, and following such lock-up period, not to sell more than 25% of the Shares in any three-month period, subject to certain exceptions. Amgen also received registration rights for any Shares that by the end of the lock-up period cannot otherwise be sold free of restrictions under Rule 144 promulgated under the Securities Act of 1933, as amended.

A copy of the 2013 CSPA was filed by the Issuer as an exhibit to its Form 8-K filed on June 12, 2013 and is incorporated by reference herein.

Also as previously disclosed, on December 29, 2006, Amgen and the Issuer entered into a Collaboration and Option Agreement (the “Collaboration Agreement”) to discover, develop and commercialize novel small–molecule therapeutics that activate cardiac muscle contractility for potential applications in the treatment of heart failure. The collaboration between Amgen and the Issuer was worldwide, excluding Japan. The terms of the Collaboration Agreement also granted Amgen an option to assume responsibility for future development and commercialization of the Issuer’s cardiac contractility program, including the program’s lead drug candidate now known as omecamtiv mecarbil. In connection with entering into the Collaboration Agreement, Amgen and the Issuer also entered into a security agreement that provides Amgen with a security interest in certain patents and related property to secure the Issuer’s obligations under the Collaboration Agreement. Amgen and the Issuer previously entered into and disclosed a Registration Rights Agreement dated December 29, 2006 (the “RRA”) that provided Amgen with certain registration rights with respect to the shares of Issuer Common Stock Amgen purchased in connection with entering into the Collaboration Agreement (the “2006 Shares”).

In May 2009, Amgen exercised its option under the Collaboration Agreement and assumed responsibility for development and commercialization of omecamtiv mecarbil and related compounds, subject to specified development and commercial participation rights of Cytokinetics. Amgen entered into the 2013 CSPA as partial consideration for an amendment to the Collaboration Agreement to expand its strategic collaboration with the Issuer to Japan.

On December 20, 2013, Amgen and the Issuer entered into a letter agreement pursuant to which Amgen agreed to waive its registration and notice rights under the RRA as it related to the 2006 Shares and to the filing by the Issuer and effectiveness of a Registration Statement on Form S-3 (No. 333-192125) and any offer to sell, from time to time, Issuer securities pursuant to such registration statement. In exchange for its waiver, Amgen received an extension of the termination of its piggyback rights under the RRA to May 19, 2015.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 6, 2014	AMGEN INC.

/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AMGEN INC.

The name, title and present principal occupation or employment of each of the directors and executive officers of Amgen Inc. are set forth below. The business address of each director and executive officer listed below is Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799. Each of the executive officers and directors listed below is a U.S. citizen, with the exception of Mr. de Carbonnel, who is a French citizen.

Name	Principal Occupation[1]
Executive Officers
Robert A. Bradway	Chairman of the Board, Chief Executive Officer and President

Madhavan Balachandran	Executive Vice President, Operations

Sean E. Harper	Executive Vice President, Research and Development

Anthony C. Hooper	Executive Vice President, Global Commercial Operations

Brian M. McNamee	Executive Vice President

Cynthia M. Patton	Senior Vice President and Chief Compliance Officer

Michael A. Kelly	Acting Chief Financial Officer

David J. Scott	Senior Vice President, General Counsel and Secretary

Stuart A. Tross	Senior Vice President, Human Resources

(1)	The principal occupation of each executive officer is with Amgen Inc.

Name	Principal Occupation
Directors
David Baltimore	President Emeritus and Robert Andrews Millikan Professor of Biology, California Institute of Technology

Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC

Robert A. Bradway	Chairman of the Board, Chief Executive Officer and President

Vance D. Coffman	Retired Chairman of the Board and CEO, Lockheed Martin Corporation

François de Carbonnel	Former Chairman of the Board and Director, Thomson S.A. and Director of Corporations

Robert A. Eckert	Chairman Emeritus, Mattel, Inc.

Greg C. Garland	Chairman, President and Chief Executive Officer, Phillips 66

Rebecca M. Henderson	John and Natty McArthur University Professor, Harvard University

Frank C. Herringer	Chairman and Retired CEO Transamerica Corporation

Tyler Jacks	David H. Koch Professor of Biology, Massachusetts Institute of Technology and director of the David H. Koch Institute for Integrative Cancer Research

Gilbert S. Omenn	Professor of Computational Medicine & Bioinformatics, Internal Medicine, Human Genetics & Public Health and Director of the Center for Computational Medicine and Bioinformatics, University of Michigan, and former CEO, University of Michigan Health System

Judith C. Pelham	President Emeritus, Trinity Health

Ronald D. Sugar	Chairman Emeritus, Northrop Grumman Corporation

A-1